Exhibit 1

Invitation

Extraordinary General Meeting of Shareholders

Affimed N.V

Heidelberg, December 16, 2015

Dear Shareholder,

On behalf of Affimed N.V. (the “Company”) it is a pleasure to invite you to attend the Extraordinary General Meeting of Shareholders (“EGM”) on Thursday January 21, 2016. The meeting will be held at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands. The meeting will start at 15:00 hrs. CET.

The business to be conducted at this EGM is set out in the Agenda together with the explanatory notes to the Agenda. You can find the Agenda and other related documents and further information regarding registration and voting by proxy on our website at www.affimed.com. They are also available for inspection at the offices of the Company.

Record Date

The record date, which is the date for the determination of the shareholders entitled to vote at the EGM is December 24, 2015 (the "Record Date"), which is the 28th day prior to the date of the EGM.

Meeting attendance

Shareholders may attend the meeting if they (i) are a shareholder of the Company on the Record Date, (ii) are registered in the shareholders register of the Company on the Record Date, and (iii) have given notice in writing to the Company of their intention to attend the meeting prior to January 18, 2016, 18:00 hrs. CET. The notice will contain the name and the number of shares the person will represent in the meeting.

Shareholders of Record

A shareholder whose ownership is registered directly in the Company's shareholder register on the Record Date (such a shareholder, a "Shareholder of Record") and who wishes to be represented by a proxy must submit a signed proxy to the Company prior to January 18, 2016, 18:00 hrs. CET, to the following contact person via fax or email. A Shareholder of Record will receive a confirmation of receipt of proxy from the Company.

Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany

Attn: Susanne Dreier

Fax: +49 6221 65307 49

Email: s.dreier@affimed.com

Beneficial Owners

A shareholder holding its shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such a shareholder, a “Beneficial Owner”) on the Record Date, must also have its financial intermediary or its agent with whom the shares are on deposit issue a proxy to it which confirms it is authorized to take part in and vote at the EGM. A Beneficial Owner must (i) notify the Company of its intention to attend by submitting its name and number of shares beneficially owned in a notice in writing to the Company prior to January 18, 2016, 18:00 hrs. CET, and (ii) bring the proxy received from their financial intermediary to the meeting.

For further information, please contact Susanne Dreier, at Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany, Fax: +49 6221 65307 49, or via e-mail s.dreier@affimed.com.

I look forward to your participation on January 21, 2016 at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands.

Yours sincerely,

On behalf of the Management Board,

A. Hoess

Chief Executive Officer